Via Facsimile and U.S. Mail
Mail Stop 4720

January 25, 2010

Ms. Denise Wheeler
General Counsel
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121

Re: Cypress Bioscience, Inc.
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943

Dear Ms. Wheeler:

We have reviewed your November 20, 2009 response to November 2, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Financial Statements
4. Acquisition of Proprius, page F-12

1. The proposed revisions appear to relate to acquired IPR&D by each of your segments. Please revise your disclosure to describe the projects and for each of your major projects, disclose the following information as previously requested under comment one:

   - Fair value as of the acquisition date;
   - The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date;
   - Disclose significant appraisal assumptions, such as:

> o The period in which material net cash inflows from the project is expected to commence;
> o Material anticipated changes from historical expense levels; and
> o The risk adjusted discount rate applied to each project's cash flows.
> - Discuss in periods after the acquisition the status of efforts to complete the project, and the impact of any delays on your expected investment return, results of operations and financial condition.

While we recognize that there are uncertainties relating to the information requested above, we believe that the estimates or the range of estimates you used in calculating the fair value of IPR&D should be disclosed.

Definitive Proxy Statement filed April 30, 2009

Executive Compensation, page 32
Compensation Discussion and Analysis, page 32
Bonus Plans, page 45
2009 Bonus Plan, page 47

2. In response to our prior comment 5, you disclose that "our internal sales goals for Savella would signal to our competitors (in this case, Eli Lilly and Pfizer) our actual goals and would place us at a competitive disadvantage" and "our internal prescription and sales goals are also very proprietary to Cypress." In order to receive confidential treatment for these targets, you must show that such disclosure will directly result in your competitors gaining access to highly sensitive information, e.g. break-even points or cost structures relating to specific products. Please provide us with a detailed analysis which supports your statements that the disclosure of these goals is competitively harmful. Please note that you may request confidential treatment for portions of your analysis pursuant to Rule 83. Alternatively, please confirm that in your 2010 proxy statement you will quantify each of the commercial objectives, including the target sales, prescription goals and diagnostic unit sales for the Savella and the Avise product line.

Form 10-Q for the quarter ended June 30, 2009

Note 5 – Revenue Recognition, page 8

3. Refer to your response to prior comment six. Please disclose why you believe that recognizing the milestone received related to the NDA approval over the remaining terms of the collaboration agreement is appropriate. Your disclosure should address the factors considered in concluding that the milestone was not fully earned at the time it was received.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant